** (http://en.wikipedia.org/wiki/Interior_design)

History of Interior Design

In the past, Interiors were put together instinctively as a part of the process of building.The profession of interior design has been a consequence of the development of society and the complex architecture that has resulted from the development of industrial processes. The pursuit of effective use of space, user well-being and functional design has contributed to the development of the contemporary interior design profession.

In ancient India, architects used to work as interior designers. This can be seen from the references of Vishwakarma the architect - one of the gods in Indian mythology. Additionally, the sculptures depicting ancient texts, events are seen in palaces built in 17th century India.

The Dark Ages led to a time of wood paneling, minimal furniture, and stone-slab floors. During the time people added a deccorative elements by putting wall fabrics and stone carvings. Coming out of the Dark Ages the work of color and ornamentation was introduced. And in the 12th century the Gothic Style came out and is noted for opened interiors and natural light.

Throughout the 18th century and into the early 19th Century, interior decoration was the concern of the homemaker or, in well off families an upholsterer or craftsman may influence the style of the interior space. Architects would also employ craftsmen or artisans to complete interior design for their buildings. Towards the end of the 19th century interior decorating emerged as a profession in the Western world. This was due to various actions, particularly by women, to professionalise the homemaking process. Elsie De Wolfe has been credited with the creation of the interior decorating profession.Having successfully re-designed her own home, De Wolfe began offering her services to other people within her social circle. As people began offering interior decoration as a service the professionalization of this service gained momentum.

This movement towards professionalization was reinforced by the publication of books on the subject. Publications include the book Suggestions for House Decoration in Painting, Woodwork and Furniture (1876) by Anges and Rhoda Garrett, Elsie De Wolfe’s The House in Good Taste (1913) and articles by Candace Wheeler such as Principles of Home Decoration with Practical Examples (1903).

The most prominent development of the interior design profession was after World War II. From the 1950s onwards spending on the home increased. Interior design courses were established, requiring the publication of textbooks and reference sources. Historical accounts of interior designers and firms distinct from the decorative arts specialists were made available. While organisations to regulate education, qualifications, standards and practices were established for the profession. (**)